Ms Sasha Parikh Staff Accountant Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

VIA EDGAR AND FEDERAL EXPRESS

October 4, 2012

Re: Sanofi

Form 20-F for Fiscal Year Ended December 31, 2011

Filed March 6, 2012

File No. 001-31368

Dear Ms Parikh,

This is a follow up to your letter dated September 21, 2012 addressed to Mr. Christopher Viehbacher, Chief Executive Officer of Sanofi.

This letter is to confirm that Sanofi is in the process of gathering information responsive to the Staff’s aforementioned comment letter and intends to respond to the comment letter no later than October 19, 2012.

Please do not hesitate to contact John Felitti at 011 + 33 1 53 77 48 96 if you have any questions.

Very truly yours,

Laurent Gilhodes
Vice President, Group Accounting & Asset Valuation

cc:	Jérôme Contamine, Executive Vice President, Chief Financial Officer

John Felitti, Associate Vice-President, Corporate Law, Finance & Securities Law

54, rue La Boétie, 75414 Paris Cedex 8, France - Tél. : +33 (0)1.53.77.40.00 - Fax : +33 (0)1.53.77.41.33 - www.sanofi.com

SANOFI - Siège social : 54, rue La Boétie, 75008 Paris, France - S.A. au capital de 2 681 837 622 € - 395 030 844 R.C.S. Paris - Code APE 7010 Z - N° intracommunautaire : FR 88395030844